SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 31, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated October 31, 2006, the Company reported that the shareholders meeting held on October 31, 2006 was adjourn until November 30, 2006 at 12 pm. on Bolivar 108, first floor, Buenos Aires, Argentina. In such meeting was approved:

(i)	A 5% deduction amounting Ps. $2,233,952 from fiscal year results as legal reserve. The distribution of a cash dividend for up to Ps. 47,000,000.

(ii)	The appointment of Directors, Supervisory Committee and external auditors was adjourned until November 30, 2006 12 p.m. Buenos Aires time.

(iii)	The approval and ratification of the Directors decision concerning the payment of taxes on the shareholders’ personal assets, paid by the company in its capacity of substitute taxpayer.

(iv)	The creation of a global note program for the issuance of non-convertible negotiable notes, with or without guarantee or guaranteed by third parties, for up to US$ 200,000,000 (US Dollars two hundred million) maximum outstanding at any time or the equivalent amount in another currency, as set forth by the provisions of Law 23,576 (Negotiable Obligations Law), as amended.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: October 31, 2006